Exhibit 99.1

Canaan Inc. Provides May 2026 Bitcoin Production and Mining Operation Updates

North American fleet efficiency improved by ~11% YoY, reaching a record 17.9J/TH

Further expanded global operations with hash-to-heat deployment in the Nordic region

SINGAPORE, June 11, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending May 31, 2026.

Management Commentary

“As we continued to streamline our self-mining portfolio and improve operational efficiency, our mining operations delivered solid results during May ,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Our self-mining operations delivered 90 BTC during the month, with an additional 24 BTC originating from customer payments. As a result, our cryptocurrency treasury reached a record high of 1,867 BTC and 3,952 ETH by the month-end. Following the planned expiration of a hosting agreement during the month, we further refined our mining footprint, ending the month with 10.05 EH/s of installed hashrate and 6.47 EH/s of operating hashrate. Importantly, our North American self-mining fleet achieved an average efficiency of 17.9 J/TH, representing our best regional fleet performance to date and an ~11% YoY growth. Our global average mining efficiency in May was 23.7 J/TH, representing a 13.5% improvement YoY. These results demonstrate the resilience and competitiveness of our operations, even amid ongoing industry margin compression.”

Zhang continued, “ Our joint venture operations generated approximately 45 BTC during May, nearly matching April's production despite wildfire- related disruptions at the Alborz site. Restoration efforts are progressing well, and significant stabilization work has already been completed. We expect the site to return to full operations within the coming week. We would like to thank WindHQ for its rapid and professional response to the disruption, which reflects the strong partnership we have built.”

“Beyond our mining operations, we continue to advance initiatives that demonstrate the broader potential of our infrastructure platform. The expansion of our hash-to-heat deployment in the Nordic region highlights how compute infrastructure can create value beyond traditional mining applications. As demand for AI and computing infrastructure continues to grow, we believe Canaan’s strengths in hardware innovation and energy-efficient systems make us well-positioned to unlock new opportunities where energy and computing can create value together. ”

May 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	90 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,867 BTC 3,952 ETH
Month-End Installed Hashrate (EH/s)	Non-JV: 10.05 EH/s JV4: 4.82 EH/s
Month-End Operating Hashrate (EH/s)	Non-JV: 6.47 EH/s JV4: 2.83 EH/s
Month-End Average Revenue Split[2]	60.3% (excluding JV ownership)
Average All-in Power Cost During the Month[3]	US$0.043/kWh

May 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 17.9 J/TH JV4: 26.8 J/TH	29.3 J/TH	Non-JV: 23.7 J/TH JV4: 26.8 J/TH
Month-End Installed Power Capacity	Non-JV: 88.7 MW JV4: 120 MW	157.5 MW	Non-JV: 246.2 MW JV4: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.
4.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of May 31, 2026):

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Operating Computing Power[5]	Installed Computing Power[6]	Expected Computing Power[7]	Estimated Total Computing Power[8]
Global	12	9.29 EH/s	14.86 EH/s	0.10 EH/s	14.96 EH/s
America[9]	4	4.16 EH/s	4.90 EH/s	0.00 EH/s	4.90 EH/s
JV-WindHQ[10]	3	2.83 EH/s	4.82 EH/s	0.00 EH/s	4.82 EH/s
Canada	1	0.00 EH/s	0.06 EH/s	0.10 EH/s	0.16 EH/s
Ethiopia	2	2.20 EH/s	4.96 EH/s	0.00 EH/s	4.96 EH/s
Middle East	1	0.02 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

5.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.
6.	Defined as the sum of Operating Computing Power and computing power that has been installed but not yet in operation, if any.
7.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.
8.	Defined as the sum of Installed Computing Power and Expected Computing Power.
9.	The decrease in active mining projects in America is due to the planned expiration of a hosting agreement during the month.
10.	The decrease in operating computing power in JV-WindHQ is due to wildfire-related disruptions at the Alborz site, which is expected to resume full operations in mid-June.

Recent Corporate Updates:

Won Competitive Bid to Provide Hash-to-Heat Equipment to Nordic District Heating Network

On May 19, 2026, the Company announced that it had been selected to support a district heating network in the Nordic region with a combined capacity of approximately 8 MW. The project utilizes the Company's Avalon A1566HA hydro-cooled units and leverages Canaan's proprietary semiconductor and system design technologies to support dynamic overclocking and underclocking, enabling the stable delivery of hot water at temperatures of approximately 80 degrees Celsius for integration into existing district heating infrastructure. The project builds upon a successful initial deployment of approximately 2 MW, which is currently operating and supplying hot water to local residents. Following the strong performance of the first phase, the Customer placed a follow-on order in March 2026 for an additional 6 MW of capacity. This deployment further demonstrates the commercial viability of the Company's hash-to-heat technology and its potential to accelerate the replacement of legacy heating systems, while creating value beyond traditional bitcoin mining applications through energy-efficient heating solutions.

Extended Collaboration with Tether on New Form Factors for Mining and Compute Systems

On April 28, 2026, the Company announced that it had secured a follow-on order from Tether for high-density mining hash board modules, custom-developed to support next-generation immersion-cooled mining and computing systems. The agreement follows a successful 2025 proof-of-concept (POC) R&D project conducted in partnership with Tether and ACME Swisstech, a Swiss-based R&D firm specializing in innovative mining system solutions. This follow-on order is slated for deployment at a Tether-affiliated mining facility in South America. The collaboration reflects a broader trend toward partner-driven, modular mining architectures, where infrastructure operators design optimized systems around high-performance compute building blocks—combining Canaan’s ASIC expertise with Tether’s drive for optimized, independently cooled operations.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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